PACIFIC LIFE AND ANNUITY COMPANY’S

DESCRIPTION OF ISSUANCE, TRANSFER AND REDEMPTION

PROCEDURES FOR POLICIES PURSUANT TO

RULE 6e-3(T)(b)(12)(iii)

This document sets forth the administrative procedures that will be followed by Pacific Life And Annuity Company (“Pacific Life and Annuity”) in connection with the issuance of its Pacific Select Exec V-NY Flexible Premium Variable Life Insurance Policy (“Policy”), the transfer of assets held under the Policies, and the redemption by Policy owners of their interests in said Policies.

I. PURCHASE AND RELATED TRANSACTIONS

A. Premium Schedules and Underwriting Standards

The Policy is a flexible premium variable life insurance policy. The Policy provides lifetime insurance protection on the life of the insured named in the Policy, with a death benefit payable when the insured dies while the Policy is in force. A Policy owner may elect one of three options to calculate the amount of death benefit payable under the Policy. The Policy will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws which prohibit unfair discrimination among Policy owners, but allow cost of insurance rates to be based upon factors such as age, health or occupation.

A Policy owner may choose the amount and frequency of premium payments, subject to a minimum of $50 per payment.

B. Application and Initial Premium Processing

Upon receipt of a completed application for a Policy, Pacific Life and Annuity will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insured is insurable. This process may involve verification procedures and may require that further information be provided by the applicant before a determination can be made. Pacific Life and Annuity will first become obligated under a Policy when the total initial premium is received or on the date the application is accepted by Pacific Life and Annuity, whichever is later.

After the Policy is issued, insurance coverage under the Policy will be deemed to have begun as of the Policy Date. The Policy Date is usually the date that the Policy is issued. The Policy Date is the date used to determine Policy years, Policy months, and Policy monthly, quarterly, semi-annual and annual anniversaries.

C. Additional Premium Payments

The Policy is a flexible premium policy, and it provides flexibility to pay premiums at the Policy owner’s discretion. When applying for a Policy, a Policy owner will determine a planned periodic premium that provides for the payment of level premiums of fixed intervals over a specified period of time. Each Policy owner will receive a premium reminder notice or list bill on either an annual, semi-annual, or quarterly basis (or monthly (list bill only)), at the option of the Policy owner; however, the Policy owner is not required to pay planned periodic premiums.

Payment of the planned periodic premium will not guarantee that a Policy will remain in force. Instead, the duration of the Policy depends upon the Policy’s accumulated value. Even if planned periodic premiums are paid, the Policy will lapse any time accumulated value less Policy debt is insufficient to pay the current monthly deduction and a grace period expires without sufficient payment. Any premium payment must be for at least $50. Pacific Life and Annuity also may reject or limit any premium payment that would result in an immediate increase in the net amount at risk under the Policy, although such a premium may be accepted with satisfactory evidence of insurability.

D. Premium Allocation

A Policy owner may allocate net premiums among the variable accounts and/or the fixed accounts. When a Policy is issued and all delivery requirements are received at Pacific Life and Annuity’s Administrative Offices, the Accumulated Value will be automatically allocated according to the Policy owner’s instructions in the application or more recent instructions if any (except for amounts allocated to the Loan Account to secure any Debt). The initial allocation must be made in the application for the Policy. All net premiums are allocated to the Policy owner’s instructions the later of 15 days after the Policy is issued or when all requirements for the Policy to be considered in force are delivered to the Administrative Offices (the Free-Look Transfer Date).

Additional net premium payments will be allocated among the investment alternatives according to the Policy owner’s instructions (after the Free-Look Transfer Date). A Policy owner may change the allocation of accumulated value by submitting a proper written request to Pacific Life and Annuity’s Administrative Offices.

Pacific Life and Annuity reserves the right to limit the amount allocated to the Fixed Accounts to $1,000,000 for net premium payments and $100,000 for loan repayments and transfers during the most recent 12 months for all of a Policy owner’s policies. Any excess over these limits would be transferred to a Policy owner’s other Investment Options according to the Policy owner’s most recent instructions.

E. Reinstatement

Pacific Life and Annuity will reinstate a lapsed Policy (see “Policy Lapsation”, Section III.C. of this document) at any time within five years after the end of the grace period, provided Pacific Life and Annuity receives the following: (1) a written application of the Policy owner; (2) evidence of insurability satisfactory to Pacific Life and Annuity for each insured; and (3) payment sufficient, after deduction of premium load, to cover all monthly charges and deductions that were due and unpaid during the grace period, and keep the Policy in force for 3 months following reinstatement.

When the Policy is reinstated, the accumulated value will be equal to the accumulated value on the date of the lapse subject to the following: (1) if the Policy is reinstated on the monthly payment date next following lapse, any Policy debt on the date of lapse will also be reinstated; (2) if the Policy is reinstated after the first monthly payment date following lapse, the accumulated value will be reduced by the amount of the Policy debt on the date of lapse and no Policy debt will exist on the date of reinstatement, unless the Policy owner requests, in writing, that the Policy debt be reinstated; and (3) no interest on amounts held in Pacific Life and Annuity’s Loan Account to secure Policy debt will be paid or credited between lapse and reinstatement.

Reinstatement will be effective as of the monthly payment date on or next following the date of approval by Pacific Life and Annuity, and accumulated value minus any Policy debt as of the date of reinstatement will be allocated among the variable accounts and the fixed accounts in accordance with the Policy owner’s current premium allocation instructions.

F. Policy Loans

A Policy owner may borrow from Pacific Life and Annuity an amount up to the amount of the accumulated value less 3 times the most recent monthly deduction for policy charges, minus any surrender charge applicable on the date of the loan and less any outstanding Policy debt. The minimum loan that may be taken is $200. A Policy is the only security required for a loan.

When a Policy owner takes a loan, an amount equal to the loan is transferred out of the Policy owner’s accumulated value in the Investment Options and/or the Fixed Options in proportion to the Accumulated Value in each Investment Option, unless the Policy owner instructs Pacific Life and Annuity otherwise.

The interest rate on loans is 2.75% annually for all years. Pacific Life and Annuity will credit interest monthly on amounts held in the Loan Account to secure the loan at an annual rate of at least 2.5% in all Policy years. The owner may repay all or a part of the loan at any time while the Policy is in force. If not repaid, the Policy debt will reduce the amount of death proceeds paid upon the death of the insured, the cash surrender value paid upon surrender, or the refund of premium upon exercise of the Free-Look Right.

A loan may affect the length of time the Policy remains in force. The Policy will lapse when accumulated value minus Policy debt is insufficient to cover the monthly deduction against the Policy’s accumulated value on any monthly payment date and the minimum payment required is not made during the grace period. Moreover, the Policy may enter the grace period more quickly when a loan is outstanding, because the loaned amount is not available to cover monthly deductions.

II. TRANSFER AMONG INVESTMENT OPTIONS

Transfers are limited to 25 for each calendar year. If all available transfers have been used, transfer requests will no longer be accepted until the start of the following calendar year. However, a Policy owner may make one transfer of all or a portion of the Policy’s accumulated value remaining in the variable investment options into the Money Market investment option prior to the start of the next calendar year. A Policy owner may only make 2 transfers in any calendar month to or from each of the following investment options: American Funds IS Asset Allocation, American Funds IS Growth, American Funds IS Growth-Income, Currency Strategies, Fidelity VIP Contrafund® Service Class 2, Fidelity VIP Freedom 2010 Service Class 2, Fidelity VIP Freedom 2015 Service Class 2, Fidelity VIP Freedom 2020 Service Class 2, Fidelity VIP Freedom 2025 Service Class 2, Fidelity VIP Freedom 2030 Service Class 2, Fidelity VIP Freedom 2035 Service Class 2, Fidelity VIP Freedom 2045 Service Class 2, Fidelity VIP Freedom Income Service Class 2, Fidelity VIP Growth Service Class 2, Fidelity VIP Mid Cap Service Class 2, Fidelity VIP Value Strategies Service Class 2, Global Absolute Return, T. Rowe Price Blue Chip Growth– II, and T. Rowe Price Equity Income– II. Additionally, only 2 transfers in any calendar month may involve any of the following investment options: BlackRock Global Allocation V.I. Fund Class III, BlackRock iShares Alternative Strategies V.I. Fund Class I, BlackRock iShares Equity Appreciation V.I. Fund Class I, Emerging Markets Debt, Emerging Markets, GE Investments Total Return Fund Class 3, International Large-Cap, International Small-Cap, International Value, Invesco V.I. International Growth Fund Series II, Janus Aspen Series Overseas Service Class, Lazard Retirement Global Dynamic Multi-Asset Service Class, Oppenheimer Global Fund/VA Service Shares, PIMCO Global Multi-Asset Managed Allocation Advisor Class, Templeton Foreign VIP Fund Class 2, Templeton Global Bond VIP Fund Class II, Van Eck VIP Global Hard Assets Fund Initial Class, Variable Account I (M International Equity Fund) or Western Asset Variable Global High Yield Bond Class II. For the purposes of applying the limitations, any transfers that occur on the same day are considered 1 transfer. A transfer of accumulated value from the loan account into the investment options following a loan payment is considered a transfer under these limitations. Transfers into the loan account, or transfers that occur as a result of the dollar cost averaging program, the portfolio rebalancing program, certain corporate owned life insurance policy rebalancing programs, the first year transfer program or an asset allocation program approved by Pacific Life are excluded from the limitations. A Policy owner may request a transfer between variable accounts at any time. The Pacific Select Exec Separate Account (the “Separate Account”) is a separate investment account of Pacific Life used to support the variable death benefits and policy values of Pacific Life’s life insurance policies. The Separate Account currently is made up of 101 variable accounts which invest in shares of corresponding portfolios of AIM Variable Insurance Funds (Invesco Variable Insurance Funds), American Century Variable Portfolios, Inc., BlackRock® Variable Series Fund, Inc., Dreyfus Variable Investment Fund, Fidelity® Variable Insurance Products Funds, Franklin Templeton Variable Insurance Products Trust, GE Investments Funds, Inc., Janus Aspen Series, Lazard Retirement Series, Inc., Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Lord Abbett Series Fund, Inc., MFS® Variable Insurance Trust, M Fund, Neuberger Berman Advisers Management Trust, Oppenheimer Variable Account Funds, Pacific Select Fund, PIMCO Variable Insurance Trust, Royce Capital Fund, T. Rowe Price Equity Series, Inc. or Van Eck VIP Trust, the investment vehicles of the Separate Account. Each Fund is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end management investment company of the series type.

A Policy owner may allocate accumulated value from the variable accounts to the fixed accounts. However, such a transfer will only be permitted in the Policy month preceding a Policy anniversary. Transfers from the fixed accounts to the variable accounts are also permitted, subject to the following restrictions: (1) the Policy owner may not make more than one transfer from the fixed accounts to the variable accounts in any 12-month period, unless the Policy owner has elected to participate in the First Year Transfer Program service; and, during any 12- month period, (2) such transfers are limited to the greater of: $5,000, 25% of your Policy’s Accumulated Value in the Fixed Account, and 25% of the amount transferred from the Fixed Account in the prior policy year; and $5,000, 10% of your Policy’s Accumulated Value in the Fixed LT Account, and 10% of the amount transferred from the Fixed LT Account in the prior policy year.

Pacific Life and Annuity reserves the right to limit the amount allocated to the Fixed Accounts to $1,000,000 for net premium payments and $100,000 for loan repayments and transfers during the most recent 12 months for all of a Policy owner’s policies. Any excess over these limits would be transferred to a Policy owner’s other Investment Options according to the Policy owner’s most recent instructions.

III. REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A. Surrender for Net Cash Surrender Value

A Policy owner can make partial withdrawals of the net cash surrender value of the Policy starting on the first Policy anniversary. During the first fifteen Policy years, the portion of a partial withdrawal of up to the lesser of $10,000 or 10% of premium paid will not reduce the face amount under the Policy. The excess of any withdrawal over this amount may cause a reduction in Face Amount if the Death Benefit Option is Option A, as described below.

A partial withdrawal must be for at least $200, and the Policy’s net cash surrender value after the withdrawal must be at least $500.

When a partial withdrawal is made on a Policy on which the owner has selected Death benefit Option A, the face amount under the Policy is decreased by the excess, if any, of the face amount over the result of the death benefit immediately prior to the partial withdrawal minus the amount of the partial withdrawal. A partial withdrawal will not change the face amount of a Policy on which the owner has selected Death Benefit Option B or Death Benefit Option C. However, assuming that the death benefit is not equal to accumulated value times a death benefit percentage, the partial withdrawal will reduce the death benefit by the amount of the partial withdrawal. To the extent the death benefit is based upon the accumulated value times the death benefit percentage applicable to the insureds, a partial withdrawal may cause the death benefit to decrease by an amount greater than the amount of the partial withdrawal.

Any policy that is restored by return of the surrender proceeds as a result of Pacific Life and Annuity’s conservation measures will be reinstated as of the effective date of the surrender. The Policies’ accumulated value, net of any applicable fees and charges, will be allocated among the variable accounts and the fixed accounts in accordance with the Policy owner’s most recent premium allocation instructions. Any lag loss resulting from the reinstatement will be borne by Pacific Life and Annuity.

B. Death Claims

Upon the death of the insured, Pacific Life and Annuity will pay to a named beneficiary death benefit proceeds, either in a lump sum or under a payment plan offered under the Policy. The proceeds will be the death benefit under the Policy, plus any insurance proceeds provided by rider, reduced by adjustments for any outstanding Policy debt (and, if in the grace period, any overdue charges).

The death benefit will be the greater of the Guideline Minimum Death Benefit or one of the following three options: (1) Death Benefit Option A — the face amount of the Policy; (2) Death Benefit Option B — the face amount of the Policy plus the accumulated value; or (3) Death Benefit Option C — the face amount of the Policy plus the total premiums paid minus total withdrawals. Because the specified percentage is applied to a Policy owner’s accumulated value, an increase in accumulated value may increase the death benefit. Under Death Benefit Option C, the death benefit could be less than the face amount if the total withdrawals are greater than the total premiums paid.

C. Change in Face Amount

The face amount of the Policy may be decreased by the Policy owner. A decrease in face amount may only be made after the first Policy year. Such a change may change the death benefit, depending, among other things, upon the death benefit option chosen by the owner and whether, and the degree to which, the death benefit under a Policy exceeds the face amount prior to the change. A change in the face amount may affect the net amount at risk under a Policy, which may affect a Policy owner’s cost of insurance charge. For these purposes, the net amount at risk is equal to the death benefit less the policy owner’s accumulated value.

Any request for a change in face amount must be by written application to Pacific Life and Annuity’s Service Center. A Policy owner may make only one such request per Policy year.

D. Policy Lapsation

If the accumulated value less Policy debt of a Policy is insufficient to cover deductions and charges on a monthly payment date, Pacific Life and Annuity will give written notice to the Policy owner that if the amount shown in the notice (which will be sufficient to cover the deduction amount(s) due) is not paid within 61 days (the “grace period”), the Policy owner faces a danger of lapse. The Policy will remain in force through the grace period, but if no payment is forthcoming, it will terminate at the end of the grace period. In order to avoid termination, the Policy owner must pay an amount equal to three times the charges and deductions due on the monthly payment date in which the insufficiency occurred, plus premium load.

If the required payment is made during the grace period, such payment will be allocated among the variable accounts and the fixed accounts in accordance with the Policy owner’s allocation instructions. If the insured dies during the grace period, the death benefit proceeds will equal the amount of the death benefit immediately prior to the commencement of the grace period, reduced by any unpaid monthly deductions and charges due and any Policy debt. A lapsed Policy may be reinstated at any time within five years after the end of the grace period but before the maturity date. See “Reinstatement”, Section I.E. above.